UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        FORM 12b-25

                         0-17555
                 (Commission file number)

                   NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

              For Period Ended:  December 31, 2008

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

                For the Transition Period Ended:

Read instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  PART I. REGISTRANT INFORMATION

Full Name of Registrant:  THE EVEREST FUND, L.P.


Address of Principal Executive Office (Street and Number):
                   1100 North 4th Street Suite 143

City, State and Zip Code: Fairfield, Iowa 52556

                   PART II. RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form
         10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


                         PART III. NARRATIVE



State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

THE EVEREST FUND, L.P. hereby files this Form 12b-25 in order to obtain an automatic 15 day extension for the filing of its Annual Report on Form 10-K for the year ended December 31, 2008. The Company plans to file its Annual Report on April 15, 2009.

THE EVEREST FUND, L.P. is filing for extension due to:

1. We are working to amend 2007 10K at the requst of the SEC. We received this request after filing 8ka on 3/20/2009 and it has impacted the timeliness of our 2008 10 K filing.
2. Change of auditors from Ryan & Juraska (non PCAOB) for 2007 to
McGladrey & Pullen (PCAOB) for 2008, has created delays.




PART IV. OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification


Peter Lamoureux          (641)            472-5500
-----------------      -----------      ------------------
   (Name)              (Area code)      (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                     [X] Yes          [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [ ] Yes          [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


THE EVEREST FUND, L.P.
--------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 27, 2009


By: Everest Asset Management, Inc.,
      General Partner

      By: /s/ Peter Lamoureux


Peter Lamoureux
President, Secretary, Treasurer and Director